

June 25, 2010

Mr. David S. Cash
Chief Executive Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM08, Bermuda

> **Re: Endurance Specialty Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-31599**

Dear Mr. Cash:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief